CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 - FAX (416) 596-6510

August 3, 2007

Securities and Exchange
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

07025881

RECEIVED AUG - 6 2007 WASH. D.C. 161 SECTION

SUPPL

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Press Release of Cunningham Lindsey Group Inc. dated August 2, 2007 filed with Canadian securities' authorities.

Also enclosed are the following documents filed by Cunningham Lindsey Group Inc. with Canadian securities authorities:

- Q1 Management Discussion and Analysis dated June 30, 2007;
- Q2 Financial Statements dated June 30, 2007
- Form 52-109F2 (CFO) Certification of Interim Filing dated August 2, 2007 and;
- Form 52-109F2 (CEO) Certification of Interim Filing dated August 2, 2007

Please call me at (416) 596-8020 with any questions.

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

Yours truly,
Cunningham Lindsey Group Inc.

By: ______________________

for Paula Sawyers
Associate General Council and Corporate Secretary

Enc.
PS/eh

Cunningham Lindsey

NEWS

August 2, 2007

FINANCIAL RESULTS FOR SECOND QUARTER 2007

(Note: All dollar amounts in this press release are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Canada - Cunningham Lindsey Group Inc (TSX Symbol: "LIN") today announced its second quarter results for 2007. Consolidated revenues for the quarter ended June 30, 2007 increased by approximately $12.2 million to $111.4 million compared to the quarter ended June 30, 2006. EBITDA[1] increased by approximately 80% compared to the second quarter of 2006, reaching $6.7 million. Net earnings for the second quarter of 2007 were $1.6 million ($0.07 per share) compared to $2.2 million ($0.10 per share) for the second quarter of 2006.

Mr. Jan Christiansen, President & CEO of Cunningham Lindsey Group Inc. stated, "The overall performance of CLG in the second quarter was significantly better than the second quarter of 2006, with revenue of $12.2 million and EBITDA $3.0 million higher than the second quarter of 2006. This improvement was driven by an outstanding performance in our United Kingdom operation as they generated revenue $10.9 million and EBITDA $1.8 million higher than second quarter 2006, aided by the continued improvement in Canada. However, the increase in EBITDA did not translate into higher net earnings for the second quarter of 2007, largely as a result of a $4.8 million tax asset set up in the same period in 2006.

Despite a reduction in revenue, our Canadian operations increased their EBITDA in the second quarter of 2007 compared to the same period in 2006, due to cost reductions made in 2006.

Our US operations saw a decrease in revenue and EBITDA compared to the second quarter of 2006, due to a mild spring storm season in 2007 and the second quarter of 2006 benefiting from work arising from the 2005 hurricanes that impacted the southern United States.

There was a small increase in revenue and EBITDA in our European operations, primarily due to an increase in revenue in the Netherlands from the January windstorms and cost reductions.

CL International had a profitable second quarter, and generated EBITDA approximately equal to that in the second quarter of 2007."

Second Quarter 2007 Results

Total revenue for the second quarter of 2007 was $111.4 million, an increase of $12.2 million compared to revenue of $99.2 million for the second quarter of 2006. International operations and operations in Europe and the United Kingdom reported improvements in revenue compared to the second quarter of 2006. However, operations in Canada and the United States reported declines in revenue compared to the second quarter of 2006.

---

[1] EBITDA (earnings before interest, taxes, depreciation, and amortisation) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortisation. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

EBITDA for the second quarter of 2007 was $6.7 million (6.0% of revenue), an increase of $3.0 million from EBITDA of $3.7 million (3.7% of revenue) for the second quarter of 2006. Operations in Canada, Europe and the United Kingdom reported increases in EBITDA compared to the second quarter of 2006. This was partially offset by decreases in EBITDA as reported by International operations and operations in the United States. Corporate costs decreased compared to the second quarter of 2006. The overall increase in EBITDA was primarily due to the increase in revenue in operations in the United Kingdom and a reduction of expenses as a result of cost-cutting measures taken by operations on Canada in the latter part of 2006.

Net earnings for the second quarter of 2007 were $1.6 million ($0.07 per share) compared to $2.2 million ($0.10 per share) for the second quarter of 2006.

An income tax recovery of $0.5 million was recorded in the second quarter of 2007 compared to $3.8 million in the second quarter of 2006, resulting in a year-on-year reduction in income taxes recoverable of $3.3 million. The income tax recovery for the second quarter of 2007 included an income tax recovery of $1.6 million (£0.7 million) arising from tax-deductible Corporate foreign exchange losses, as compared to a tax expense of $0.4 million (£0.2 million) for the second quarter of 2006. The income tax recovery for the second quarter of 2006 included an income tax recovery of $4.8 million (U.S.$4.3 million) arising from the recording of a tax asset by operations in the United States.

Total interest expense in the second quarter of 2007 was $4.4 million, $0.3 million higher than interest expense of $4.1 million in the second quarter of 2006. Total interest expense in the second quarter of 2007 included $2.2 million of interest incurred on the $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $2.2 million of interest expense in the second quarter of 2007 consisted of $2.1 million of interest and amortisation of issue costs associated with the unsecured non-revolving loan facility, and $0.1 million interest on operating lines and other credit facilities. Interest expense in the second quarter of 2007 was higher than in the second quarter of 2006 primarily due to higher interest rates and an increase in commitment fees in respect of the $72.8 million non-revolving term facility.

Liquidity

Overall, more cash was used in operating activities during the second quarter of 2007 than was used in the second quarter of 2006. Cash used in operating activities from continuing operations was $6.3 million in the second quarter of 2007 compared to $2.8 million in the second quarter of 2006. The $3.5 million decrease in cash was due to a $7.6 million unfavourable working capital movement and a $0.6 million reduction in net earnings, offset and a $4.7 million increase in items not affecting cash.

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at June 30, 2007 was $207.2 million compared to $198.4 million at December 31, 2006. The increase in net debt was to fund our operating activities during the second quarter of 2007.

Summary of Financial Results

The following table presents a summary of the financial results for the three and six months ended June 30, 2007 and 2006:

	Second Quarter		Year-to-date	
(in $000's except share and per share amounts)	**2007**	2006	**2007**	2006
Revenue				
Canada	**13,203**	13,765	**26,903**	27,811
United States	**13,784**	14,898	**28,929**	32,438
United Kingdom	**55,188**	44,248	**114,075**	89,493
Europe	**15,675**	14,392	**31,038**	28,765
International	**13,581**	11,883	**27,256**	24,578
Total Revenue	**111,431**	99,186	**228,201**	203,085
EBITDA (1)				
Canada	**633**	(34)	**1,381**	60
United States	**284**	729	**1,185**	2,112
United Kingdom	**4,422**	2,666	**8,865**	5,535
Europe	**480**	88	**295**	386
International	**1,691**	1,826	**3,465**	4,403
Corporate	**(781)**	(1,556)	**(2,472)**	(3,121)
Total EBITDA	**6,729**	3,719	**12,719**	9,375
Depreciation and amortisation expense	**(1,166)**	(1,283)	**(2,371)**	(2,466)
Interest expense	**(4,444)**	(4,105)	**(8,661)**	(8,590)
Profit on sale of asset held for sale	**-**	-	**2,352**	-
Income tax recovery	**466**	3,819	**50**	2,304
Net earnings	**1,585**	2,150	**4,089**	623
Basic and diluted net earnings per share	**$0.07**	$0.10	**$0.19**	$0.03
Total shares outstanding (000) (2)	**22,093**	22,093	**22,093**	22,093
Weighted average shares (000)	**22,021**	21,992	**22,021**	21,976

(1) EBITDA (earnings before interest, taxes, depreciation, and amortisation) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortisation. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) As at June 30, 2007, there are 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

About Cunningham Lindsey
Cunningham Lindsey Group Inc. is one of the leading insurance loss-adjusting groups worldwide. Through its operating subsidiaries, Cunningham Lindsey Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. It has a global network of approximately 4,000 professionals located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Beyond its core loss adjusting services, Cunningham Lindsey provides engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services as well as claims appraisal training and education courses in the United States. Further information about Cunningham Lindsey is available on our website at www.cunninghamlindsey.com.

Forward-Looking Information
The matters discussed in this release include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following factors which are more fully described in our filings with the Canadian securities regulators on www.sedar.com: our substantial debt; vulnerability of revenue to weather conditions; general insurance market conditions; reduction in our potential customers; foreign currency fluctuations; the loss of key personnel; competition; reliance on key customers; changes to the regulatory environment; legal proceedings; access to cash; collections of accounts receivable; critical accounting estimates; controlling shareholder influence; and our outstanding debt may discourage a change of control. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

* * * * *

For further information, please contact Jan Christiansen, Chief Executive Officer and President at (847) 517-3300 Ext. 3333.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 2, 2007

/s/ "Jan Christiansen"

Jan Christiansen
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 2, 2007

/s/ "Stephen M. Cottrell"
Stephen M. Cottrell
Vice President and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(Unaudited)

($000s)

As at	**June 30, 2007**	December 31, 2006
ASSETS		
Current		
Cash	**7,485**	10,496
Accounts receivable, net	**81,399**	93,242
Assets held for sale	**-**	797
Claims in process	**72,380**	69,830
Prepaid expenses	**7,717**	7,136
Income taxes recoverable	**1,354**	1,860
Total current assets	**170,335**	183,361
Property and equipment, net	**13,431**	14,488
Goodwill	**211,767**	225,260
Future income taxes	**5,929**	6,640
Other assets	**6,140**	8,589
Total assets	**407,602**	438,338
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 2)*	**9,752**	6,584
Other loans *(note 3)*	**79,765**	76,737
Accounts payable and accrued liabilities	**67,119**	77,465
Income taxes payable	**1,504**	7,289
Current portion of long-term debt *(note 3)*	**124,953**	214
Deferred revenue	**25,059**	27,993
Total current liabilities	**308,152**	196,282
Future income taxes	**673**	1,080
Long-term debt	**233**	125,348
Employee future benefits *(note 4)*	**1,644**	1,728
Other liabilities	**7,787**	9,040
Total liabilities	**318,489**	333,478
Shareholders' equity *(note 5)*	**89,113**	104,860
	407,602	438,338

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

	For the three months ended		*For the six months ended*	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
Revenue	**111,431**	99,186	**228,201**	203,085
Cost and expenses				
Cost of service	**95,027**	79,993	**187,289**	162,112
Selling, general and administration	**10,841**	16,757	**30,564**	34,064
Gain on sale of assets held for sale	**-**	-	**(2,352)**	-
Interest	**4,444**	4,105	**8,661**	8,590
	110,312	100,855	**224,162**	204,766
Earnings (loss) before income taxes	**1,119**	(1,669)	**4,039**	(1,681)
Income tax recovery	**(466)**	(3,819)	**(50)**	(2,304)
Net earnings for the period	**1,585**	2,150	**4,089**	623
Earnings per share				
Basic and diluted net earnings per share	**0.07**	0.10	**0.19**	0.03

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

($000s)

	For the three months ended		*For the six months ended*	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
Net earnings for the period	**1,585**	2,150	**4,089**	623
Other comprehensive income				
Currency translation adjustments	**(15,916)**	37	**(19,906)**	2,519
Comprehensive income	**(14,331)**	2,187	**(15,817)**	3,142

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)
($000s)

	For the three months ended		*For the six months ended*	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
Deficit, beginning of period	**(47,834)**	(51,908)	**(50,338)**	(50,381)
Net earnings for the period	**1,585**	2,150	**4,089**	623
Deficit, end of period	**(46,249)**	(49,758)	**(46,249)**	(49,758)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
($000s)

	For the three months ended		*For the six months ended*	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
OPERATING ACTIVITIES				
Net earnings for the period from continuing operations	**1,585**	2,150	**4,089**	623
Add (deduct) items not affecting cash				
Depreciation	**1,166**	1,283	**2,371**	2,466
Future income taxes	**23**	(4,798)	**189**	(5,191)
Gain on sale of assets held for sale	**-**	-	**(2,352)**	-
Others	**-**	-	**-**	30
	2,774	(1,365)	**4,297**	(2,072)
Changes in non-cash working capital balances related to operations				
Accounts receivable	**(3,459)**	2,399	**(544)**	(2,720)
Claims in process	**(1,926)**	2,060	**(7,527)**	2,050
Prepaid expenses	**(597)**	(1,100)	**(719)**	(1,667)
Income taxes	**(3,133)**	31	**(4,978)**	(3,552)
Accounts payable, accrued liabilities and deferred revenue	**(740)**	(4,658)	**(8,079)**	(2,172)
Future employee benefits and other liabilities	**828**	(155)	**708**	(153)
Cash used in operating activities	**(6,253)**	(2,788)	**(16,842)**	(10,286)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds *(note 8)*	**-**	(347)	**-**	(1,049)
Purchase of property and equipment	**(1,286)**	(1,557)	**(2,427)**	(2,759)
Proceeds from assets held for sale	**-**	-	**3,327**	-
Other assets	**700**	22	**1,461**	11
Discontinued operations *(note 7)*	**1,311**	(1,031)	**5,148**	(2,219)
Cash provided (used) by investing activities	**725**	(2,913)	**7,509**	(6,016)
FINANCING ACTIVITIES				
Bank indebtedness	**2,656**	3,311	**3,168**	7,688
Other loans	**3,163**	3,951	**3,180**	3,951
Repayment of debt	**(36)**	(323)	**(226)**	(323)
Cash provided by financing activities	**5,783**	6,939	**6,122**	11,316
Effect of exchange rate changes on cash	**(35)**	(640)	**200**	(644)
Net increase (decrease) in cash during the period	**220**	598	**(3,011)**	(5,630)
Cash, beginning of period	**7,265**	5,452	**10,496**	11,680
Cash, end of period	**7,485**	6,050	**7,485**	6,050
SUPPLEMENTAL INFORMATION				
Cash interest paid	**6,541**	1,002	**8,126**	3,622
Cash taxes paid	**2,203**	961	**5,579**	336

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
June 30, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Cunningham Lindsey Group Inc. (the "Company") should be read in conjunction with its annual audited consolidated financial statements, as these consolidated interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2006, except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. The Company does not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, the Company reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on the Company's interim consolidated statement of earnings.

Certain comparative amounts for 2006 have been reclassified to conform to this quarter's presentation.

In management's opinion, these consolidated interim financial statements include all disclosures necessary for the fair presentation of the consolidated interim results.

2. BANK INDEBTEDNESS

As at June 30, 2007, the Company's subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€ 3.6 million) totalling $19.0 million (2006: $19.4 million), against which they had drawn $9.4 million (2006: $9.6 million).

3. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada Limited ("CL Canada") renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%.

The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension is due as follows: one quarter of such fee on February 28, 2007, one quarter of such fee on June 30, 2007, and the remaining half of such fee on September 30, 2007, provided that on each such date, CL Canada has not repaid the facility. CL Canada paid the first quarter and second quarter of the commitment fee related to the further extension on February 28, 2007 and June 30, 2007, respectively.

3. OTHER LOANS (Continued)

The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at June 30, 2007, none of the principal amount had been repaid. The Company and several of its subsidiaries have guaranteed the loan.

As at June 30, 2007, the Company owed $7.1 million to its parent company. The Company borrowed an additional $1.0 million from its parent company in July, 2007. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility.

4. EMPLOYEE FUTURE BENEFITS COSTS

The Company has defined benefit and defined contribution plans providing pension and other retirement benefits.

The Company's expense for defined contribution pension plans was $2.0 million for the second quarter of 2007 compared to $1.7 million for the second quarter of 2006. The Company's expense for defined benefit pension plans was $1.5 million for the second quarter of 2007 compared to $1.3 million for the second quarter of 2006.

The Company's year-to-date expense for defined contribution pension plans was $4.1 million compared to $3.4 million for 2006. The Company's year-to-date expense for defined benefit pension plans was $2.8 million compared to $2.5 million for 2006.

5. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**June 30, 2007**	December 31, 2006
Share capital	**169,763**	169,763
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,466)**	(2,536)
Accumulated other comprehensive income	**(33,235)**	(13,329)
Deficit	**(46,249)**	(50,338)
	89,113	104,860

Accumulated other comprehensive income is comprised solely of cumulative unrealised translation losses relating to the Company's net investment in its self-sustaining foreign operations. The strengthening of the Canadian dollar against the United Kingdom pound and the United States dollar from December 31, 2006 to June 30, 2007 is the principal reason for the year-to-date change.

At June 30, 2007, the Company had $2.5 million in outstanding loans to employees and former employees, which were provided to assist in purchasing subordinate voting shares of the Company. The majority of these loans bear no interest. As collateral, the employees have pledged 290,101 subordinate voting shares of the Company that had a market value at June 30, 2007 of $1.0 million. The Company intends to collect the majority of these loans from the sale of the pledged shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholder's equity.

6. SEGMENTED INFORMATION

The Company operates in one dominant industry, the insurance claims services industry segment, through its subsidiaries in Canada, the United States, the United Kingdom, Europe, and internationally. Cunningham Lindsey International Limited operates from London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of the segments is monitored based on earnings before interest, taxes, depreciation, and amortisation ("EBITDA"). EBITDA is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortisation expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies. There are no significant inter-segment revenues.

6. **SEGMENTED INFORMATION (Continued)**
Financial information by operating segment is as follows (all in Canadian dollars):

For the three months ended June 30, 2007							
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	13,203	13,784	55,188	15,675	13,581	-	111,431
EBITDA	633	284	4,422	480	1,691	(781)	6,729
Interest income (expense)	11	(4)	138	(111)	29	(4,507)	(4,444)
Income tax (expense) recovery	-	-	(1,181)	(68)	(515)	2,230 [2]	466
Depreciation expense	(51)	(73)	(691)	(162)	(189)	-	(1,166)
Net earnings (loss)	593	207	2,688	139	1,016	(3,058)	1,585
Purchase of property and equipment	49	16	513	522	184	2	1,286
Goodwill additions	-	-	-	-	528	-	528
Goodwill	7,534	12,642	163,952	21,331	6,308	-	211,767
Identifiable assets	24,523	34,870	249,611	43,263	47,771	7,564	407,602

For the three months ended June 30, 2006							
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	13,765	14,898	44,248	14,392	11,883	-	99,186
EBITDA	(34)	729	2,666	88	1,826	(1,556)	3,719
Interest income (expense)	14	(12)	49	(109)	28	(4,075)	(4,105)
Income tax recovery (expense)	-	4,828	(685)	68	(330)	(62) [2]	3,819
Depreciation expense	(72)	(73)	(756)	(185)	(197)	-	(1,283)
Net (loss) earnings	(92)	5,472	1,274	(138)	1,327	(5,693)	2,150
Purchase of property and equipment	162	54	1,213	101	27	-	1,557
Goodwill additions	-	-	-	-	(21)	-	(21)
Goodwill	7,534	13,199	160,198	20,758	5,809	-	207,498
Identifiable assets	22,668	41,812	227,682	42,357	45,498	7,746	387,763

[1] The United Kingdom operations has one customer whose revenue represented 16.4% and 15.8% of the Company's consolidated revenue for the three months ended June 30, 2007 and 2006, respectively.

[2] The Corporate income tax recovery (expense) is net of a valuation allowance against available tax losses.

6. **SEGMENTED INFORMATION (Continued)**

Financial information by operating segment is as follows (all in Canadian dollars):

For the six months ended June 30, 2007	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	**26,903**	**28,929**	**114,075**	**31,038**	**27,256**	**-**	**228,201**
EBITDA	1,381	1,185	8,865	295	3,465	(2,472)	12,719
Interest income (expense)	25	(6)	317	(216)	63	(8,844)	(8,661)
Income tax (expense) recovery	-	-	(2,234)	(871)	(870)	4,025 [2]	50
Depreciation expense	(100)	(136)	(1,430)	(328)	(377)	-	(2,371)
Gain on disposal of assets held for sale	-	-	-	2,352	-	-	2,352
Net earnings (loss)	**1,306**	**1,043**	**5,518**	**1,232**	**2,281**	**(7,291)**	**4,089**
Purchase of property and equipment	**94**	**69**	**1,067**	**823**	**372**	**2**	**2,427**
Disposal of assets held for sale	**-**	**-**	**-**	**(975)**	**-**	**-**	**(975)**
Goodwill additions	**-**	**-**	**-**	**-**	**528**	**-**	**528**

For the six months ended June 30, 2006	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	27,811	32,438	89,493	28,765	24,578	-	203,085
EBITDA	60	2,112	5,535	386	4,403	(3,121)	9,375
Interest income (expense)	25	(194)	33	(218)	(31)	(8,205)	(8,590)
Income tax recovery (expense)	-	4,828	(1,482)	40	(1,014)	(68) [2]	2,304
Depreciation expense	(144)	(148)	(1,392)	(391)	(391)	-	(2,466)
Net (loss) earnings	(59)	6,598	·2,694	(183)	2,967	(11,394)	623
Purchase of property and equipment	185	129	1,897	207	339	2	2,759
Goodwill additions	-	-	-	-	(1)	-	(1)

[1] The United Kingdom operations has one customer whose revenue represented 15.9% and 15.1% of the Company's consolidated revenue for the six months ended June 30, 2007 and 2006, respectively.

[2] The Corporate income tax recovery (expense) is net of a valuation allowance against available tax losses.

7. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities comprising its third party claims administration business in the United States (the " United States TPA Business") to Broadspire Services Inc.

The assets and liabilities related to the discontinued operations are as follows:

	June 30, 2007	Dec 31, 2006
Current assets	**1,101**	7,608
Current liabilities	**(1,417)**	(2,029)
Other liabilities	**(3,103)**	(4,068)

Included in other liabilities is a $2.0 million (U.S.$1.9 million) provision for expected future errors and omission costs and insurance premiums related to the United States TPA Business disposal. In determining the provision required for future errors and omission costs related to the disposal, a review is made of actual costs compared to estimates, and current estimates of potential future liabilities. The Company has a provision of $1.1 million (U.S.$1.0 million) for excess office space lease payments related to the disposal. The excess space provision is calculated using a potential gross liability estimate of $3.4 million (U.S.$3.2 million), reduced for current contracted sub-leases of $2.3 million (U.S.$2.2 million).

Given that the significant estimates noted above are based on existing knowledge, it is possible that changes in future conditions could require a material change in the provisions recognised.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration of an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposal of the United States TPA Business *(note 9)*.

8. ACQUISITIONS AND DISPOSALS

On January 1, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, acquired the remaining 55% of the outstanding shares of Courtille SCRP in France. The purchase price comprised consideration of $0.7 million (€0.5 million).

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of such shares of Courtille SCRP.

Purchase price, net of cash acquired	**673**
Assets acquired:	
Accounts receivable	560
Property and equipment	115
Claims in process	86
Investments	29
Goodwill	511
Total assets acquired	**1,301**
Liabilities assumed:	
Accounts payable and accrued liabilities	628
Total liabilities assumed	**628**
Net assets acquired	**673**

On June 1, 2006, Cunningham Lindsey International, a subsidiary of the Company, acquired the remaining 13% of the outstanding shares of Cunningham Lindsey Adams in the United Kingdom. The purchase price comprised consideration of $0.07 million (£0.03 million).

8. **ACQUISITIONS AND DISPOSALS (Continued)**

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of such shares of Cunningham Lindsey Adams.

Purchase price, net of cash acquired	**66**
Assets acquired:	
Accounts receivable	89
Property and equipment	4
Claims in process	8
Goodwill	(8)
Total assets acquired	**93**
Liabilities assumed:	
Accounts payable and accrued liabilities	27
Total liabilities assumed	**27**
Net assets acquired	**66**

On June 30, 2006, Cunningham Lindsey Europe, a subsidiary of the Company, paid the deferred consideration of $0.3 million (€0.2 million) in respect of the acquisition of Cunningham Lindsey De Maare.

9. **RELATED PARTY TRANSACTIONS**

In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006 *(note 3)*, the Company's parent company agreed to provide the Company with financing as necessary to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations.

As at June 30, 2007, the Company owed $7.1 million to its parent company. The Company borrowed an additional $1.0 million from its parent company in July, 2007. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility. Interest expensed and paid on borrowings from the parent company during the second quarter of 2007 was $0.1 million (2006: $nil). Year-to-date interest expensed and paid on borrowings from the parent company was $0.1 million for 2007 (2006: $nil).

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During the second quarter of 2007, the Company paid $0.1 million (2006: $0.1 million) to its parent company in respect of management fees under that service agreement. Year-to-date, the Company paid $0.1 million (2006: $0.1 million) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $0.9 million (2006: $nil) of the costs related to the sale of the United States TPA Business *(note 7)* during the second quarter of 2007. Year-to-date, the parent company has agreed to reimburse the Company for $1.3 million (2006: $0.4 million) of the costs related to the sale of the United States TPA Business *(note 7)*. On February 13, 2007 and on June 14, 2007, the parent company paid approximately $5.7 million and $1.9 million, respectively, to the Company in respect of costs related to the United States TPA Business. As at June 30, 2007, $0.9 million is included within other accounts receivable in respect of the Company's estimate of amounts recoverable from its parent company for reimbursement of costs.

The Company's parent company owns more than 75% of the total number of all of the Company's outstanding shares, which allows it to include the Company's United Kingdom subsidiaries in its group tax return filings in the United Kingdom. For the three months ended June 30, 2007, the Company made tax instalment payments totalling $2.2 million related to 2006 (2006: $0.6 million related to 2005) to its parent company. Year-to-date, the Company made tax instalment payments totalling $5.3 million (2006: $0.6 million) to its parent company. Of this amount, $4.7 million related to 2006 (2006: $0.6 million related to 2005) and $0.6 related to 2005 (2006: $nil related to 2004). In the first quarter of 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

9. RELATED PARTY TRANSACTIONS (Continued)

The Company provides certain services, including claims adjusting and claims management services, in the normal course of business to companies under its parent company's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under its parent company's control in the second quarter of 2007 was $3.1 million (2006: $3.0 million). Year-to-date, revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under its parent company's control was $6.4 million (2006: $6.0 million).

Companies under its parent company's control provide the Company with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under its parent company's control were $0.1 million (2006: ($0.1) million) for the second quarter of 2007. Year-to-date, costs incurred for information and technology services provided in the normal course of business by companies under its parent company's control were $0.3 million (2006: $nil). Year-to-date, costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies under its parent company's control were $0.1 million (2006: $nil).

At June 30, 2007, the Company owed its parent company $2.0 million (2006: $1.2 million) for participation in an insurance program arranged by its parent company with third party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage. Of this amount, $1.2 million (2006: $1.2 million) is for claims made in the period June 1, 2006 to May 31, 2007, and $0.8 million (2006: $nil) is for claims made in the period June 1, 2007 to May 31, 2008.

The aforementioned transactions have been recorded at their value as negotiated with the related party.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Purpose and Interpretation

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. and its subsidiaries. The purpose of this management's discussion and analysis of financial condition and results of operations ("MD&A") is to give a narrative explanation of our consolidated financial performance during the second quarter of 2007. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three and six months ended June 30, 2007 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2006 on pages 10-24 of our 2006 Annual Report. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We use the term "EBITDA" (earnings before interest, taxes, depreciation, and amortisation) in our MD&A, which is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortisation expense. The most significant cost component of EBITDA is the cost of compensation and benefits of our professionals. Changes in these expenses are correlated with increases and decreases in our revenue. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies.

Cunningham Lindsey Group Inc. is a holding company that conducts business through its directly and indirectly held subsidiaries. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Limited and its subsidiary, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, and "Corporate" refers to corporate, administrative, overhead and financing costs.

Unless otherwise noted in this MD&A, all information is given as at August 2, 2007. Additional information about us may be found on our website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Special Note Regarding Forward-looking Statements

The matters discussed in this MD&A and elsewhere in the interim report include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future plans, intentions, levels of activity, results, performance, or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2007. Information regarding material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found under the headings "Critical Accounting Estimates" and "Financial Currency Exposure".

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: our substantial debt; vulnerability of revenue to weather conditions; general insurance market conditions; reduction of our potential customers if claims adjusting activities are brought in-house; foreign currency fluctuations; the loss of key personnel; competition; reliance on key customers; changes to the regulatory environment; legal proceedings; access to cash; collection of accounts receivable; critical accounting estimates; controlling shareholder influence; and our outstanding debt may discourage a change of control. For a more complete discussion of general risks and uncertainties that apply to our business and our operating results, please see "Risk Factors" in our Annual Information Form for the year ended December 31, 2006 and our other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Our Business

Our five principal operating subsidiaries manage a worldwide network of 357 locations in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States, and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. The locations are consolidated into regional profit centres, which offer insurance claims services catered to their target markets.

Our core business is managing claims for most major types of property and casualty insurance losses. We provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organisations with significant risk retention world-wide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and speciality services offered differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for a variety of losses, specialising in claims investigation, and evaluation and loss control. We employ and also sub-contract engineers and scientists in connection with our project management services, and have access to a wide range of experts in various fields with whom we have developed close working relationships to provide additional services required in the claims adjusting process. When large weather events occur, we supplement our core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for our professionals are the most significant component of our cost of service, and changes to these expenses are correlated with increases and decreases in our revenue.

Demand for certain claims services is closely related to the occurrence of weather-related events, although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for our operations in the United States, and result in a small number of large value claims of longer duration for our International operations.

The industry and economic factors outlined in our 2006 Annual Report are substantially unchanged. Since the end of the second quarter of 2007, the United Kingdom has experienced significant flooding, of a magnitude that has not been seen in over 60 years. This flooding has resulted in a large increase in insurance claims. It is too early to determine what influence, if any, this will have on the insurance industry in the United Kingdom.

Highlights from the Second Quarter

Financial highlights from the second quarter of 2007 are as follows:

- 12.3% increase in revenue compared to the second quarter of 2006, reaching $111.4 million;
- 80.9% increase in EBITDA compared to the second quarter of 2006, reaching $6.7 million;
- $0.6 million reduction in net earnings compared to the second quarter of 2006, reaching $1.6 million; and
- net earnings per share of $0.07.

Our increase in revenue and EBITDA was primarily due to a significant increase in claims volumes in our operations in the United Kingdom, as well as the strengthening of the United Kingdom pound against the Canadian dollar relative to the second quarter of 2006. Notwithstanding the significant increase in EBITDA in the second quarter of 2007, net earnings decreased primarily due to certain tax-related items described in more detail under "Results of Operations, Second Quarter 2007".

The growth in revenue and EBITDA of our operations in the United Kingdom was as a result of the January 2007 windstorms, significant increases in claims volumes from their core business, and the strengthening of the United Kingdom pound against the Canadian dollar relative to the second quarter of 2006.

Revenue and EBITDA for our operations in the United States decreased in the second quarter relative to the same period in 2006, due to a mild spring storm season in 2007 and the second quarter of 2006 benefiting from the 2005 hurricanes that impacted the southern United States.

Our operations in Canada continued to improve their profitability in the second quarter of 2007. The growth in EBITDA is a result of cost-cutting measures taken in the later part of 2006, including investments in technology.

The increase in revenue and EBITDA of our operations in Europe was primarily due to an increase in revenue in the Netherlands from the January windstorms and expense savings due to restructuring efforts that were undertaken in 2006.

CL International had a profitable second quarter of 2007 and generated EBITDA approximately equal to that in the second quarter of 2006.

We had a $3.5 million reduction in operating cash flow for the second quarter of 2007 as compared to the second quarter of 2006, primarily as a result of increased claims in process. As a result of the reduction in operating cash flow, we had to borrow additional funds from our parent company in the second quarter of 2007. We borrowed additional funds in July, 2007 and may need to borrow further funds in the future. See "Cash Flow and Liquidity".

Foreign Currency Exposure

We carry on a substantial portion of our business outside of Canada and therefore have exposure to foreign exchange fluctuations related to our investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at August 2, 2007, we are not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

	Three months ended June 30		Six months ended June 30	
United Kingdom Pound	**2007**	**2006**	**2007**	**2006**
High	**2.2891**	2.1170	**2.3450**	2.1170
Low	**2.0879**	1.9956	**2.0879**	1.9806
Average	**2.1803**	2.0505	**2.2357**	2.0371
Close	**2.1333**	2.0614	**2.1333**	2.0614

	Three months ended June 30		Six months ended June 30	
United States Dollar	**2007**	**2006**	**2007**	**2006**
High	**1.1584**	1.1719	**1.1853**	1.1726
Low	**1.0580**	1.0990	**1.0580**	1.0990
Average	**1.0975**	1.1213	**1.1349**	1.1384
Close	**1.0634**	1.1150	**1.0634**	1.1150

	Three months ended June 30		Six months ended June 30	
European Monetary Union Euro	**2007**	**2006**	**2007**	**2006**
High	**1.5480**	1.4354	**1.5628**	1.4354
Low	**1.4171**	1.3833	**1.4171**	1.3523
Average	**1.4801**	1.4105	**1.5080**	1.3997
Close	**1.4376**	1.4246	**1.4376**	1.4246

SELECTED FINANCIAL INFORMATION

The following table summarises selected financial information for the three and six months ended June 30, 2007 and 2006.

	For the three months ended		*For the six months ended*	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
(in $000s except per share data)				
Revenue				
Canada	**13,203**	13,765	**26,903**	27,811
United States	**13,784**	14,898	**28,929**	32,438
United Kingdom	**55,188**	44,248	**114,075**	89,493
Europe	**15,675**	14,392	**31,038**	28,765
International	**13,581**	11,883	**27,256**	24,578
Total revenue	**111,431**	99,186	**228,201**	203,085
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)				
Canada	**633**	(34)	**1,381**	60
United States	**284**	729	**1,185**	2,112
United Kingdom	**4,422**	2,666	**8,865**	5,535
Europe	**480**	88	**295**	386
International	**1,691**	1,826	**3,465**	4,403
Corporate	**(781)**	(1,556)	**(2,472)**	(3,121)
Total EBITDA	**6,729**	3,719	**12,719**	9,375
Depreciation and amortisation	**(1,166)**	(1,283)	**(2,371)**	(2,466)
Gain on sale of asset held for sale	**-**	-	**2,352**	-
Interest	**(4,444)**	(4,105)	**(8,661)**	(8,590)
Income tax recovery	**466**	3,819	**50**	2,304
Net earnings	**1,585**	2,150	**4,089**	623
Basic and diluted net earnings per share	**0.07**	0.10	**0.19**	0.03
Total shares outstanding (000) [(1)]	**22,093**	22,093	**22,093**	22,093
Weighted average shares (000)	**22,021**	21,992	**22,021**	21,976
Total assets			**407,602**	387,763
Total long-term financial liabilities			**10,337**	135,997

(1) As at June 30, 2007, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

RESULTS OF OPERATIONS, SECOND QUARTER 2007

Consolidated Q2 Results

Our total revenue for the second quarter of 2007 was $111.4 million, an increase of $12.2 million compared to $99.2 million of revenue for the second quarter of 2006. International operations and operations in Europe and the United Kingdom reported an increase in revenue compared to the second quarter of 2006. However, our operations in Canada and the United States reported a decrease in revenue compared to the second quarter of 2006.

EBITDA for the second quarter of 2007 was $6.7 million (6.0% of revenue), an increase of $3.0 million from EBITDA of $3.7 million (3.7% of revenue) for the second quarter of 2006. Our operations in Canada, Europe and the United Kingdom reported increases in EBITDA compared to the second quarter of 2006. This was partially offset by a decrease in EBITDA as reported by our International operations and operations in the United States. Corporate costs decreased compared to the second quarter of 2006. The increase in EBITDA was primarily due to the increase in revenue in CL United Kingdom and a reduction of expenses due to the cost-cutting measures taken by CL Canada in the latter part of 2006.

Net earnings for the second quarter of 2007 were $1.6 million ($0.07 per share) compared to $2.2 million ($0.10 per share) for the second quarter of 2006. In general, the difference between EBITDA and net earnings is due to any profit (loss) on disposal of fixed assets, interest expense, provision for income taxes, depreciation and amortisation expense, and any disposal of business segments.

Total interest expense in the second quarter of 2007 was $4.4 million, $0.3 million more than interest expense of $4.1 million in the second quarter of 2006. Total interest expense in the second quarter of 2007 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $2.2 million of interest expense in the second quarter of 2007 consisted of $2.1 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.1 million interest on operating lines and other credit facilities. Interest expense in the second quarter of 2007 was higher than in the second quarter of 2006, primarily due to higher interest rates and an increase in commitment fees in respect of our $72.8 million non-revolving term facility.

An income tax recovery of $0.5 million was recorded in the second quarter of 2007 compared to $3.8 million in the second quarter of 2006, resulting in a year-on-year reduction in income taxes recoverable of $3.3 million. The income tax recovery for the second quarter of 2007 included an income tax recovery of $1.6 million (£0.7 million) arising from tax-deductible Corporate foreign exchange losses, as compared to a tax expense of $0.4 million (£0.2 million) for the second quarter of 2006. The income tax recovery for the second quarter of 2006 included an income tax recovery of $4.8 million (U.S.$4.3 million) arising from the recording of a tax asset by our operations in the United States.

CL Canada Q2 Results

CL Canada reported revenue for the second quarter of 2007 of $13.2 million, a decrease of $0.6 million compared to the second quarter of 2006. CL Canada reported decreased revenue in their ENVIRONMENTAL SOLUTIONS® Remediation Services division due to mild weather conditions, as well as decreased revenue in their call centre division. These were partially offset by increased revenue in their claims adjusting business.

The operations in Canada reported EBITDA of $0.6 million in the second quarter of 2007, an increase of $0.7 million compared to the second quarter of 2006. The increase in EBITDA was primarily due to reduced expenses as a result of cost cutting measures taken in the latter part of 2006, including investments in technology.

CL US Q2 Results

CL US reported revenue for the second quarter of 2007 of $13.8 million, a decrease of $1.1 million compared to the second quarter of 2006. In local currency, revenue from operations in the United States was U.S.$12.6 million for the second quarter of 2007, a decrease of $0.7 million compared to the same period in 2006. The decrease in revenue was primarily attributable to reduced revenue from storm claims due to a mild spring storm season in 2007, as well as the second quarter of 2006 benefiting from the 2005 hurricanes.

The operations in the United States reported EBITDA of $0.3 million in the second quarter of 2007, a decrease of $0.4 million compared to the second quarter of 2006. In local currency, EBITDA was U.S.$0.3 million in the second quarter of 2007, a decrease of $0.3 million compared to the second quarter of 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above.

CL United Kingdom Q2 Results
CL United Kingdom reported revenue for the second quarter of 2007 of $55.2 million, an increase of $10.9 million compared to the second quarter of 2006. In local currency, revenue from operations in the United Kingdom was £25.3 million for the second quarter of 2007, an increase of £3.7 million compared to the second quarter of 2006. The increase in revenue was primarily due to increased claims volumes from their core business and the January 2007 windstorms, as well as the strengthening of the United Kingdom pound against the Canadian dollar relative to the second quarter of 2006.

The operations in the United Kingdom reported EBITDA of $4.4 million for the second quarter of 2007, an increase of $1.8 million compared to the second quarter of 2006. In local currency, EBITDA was £2.0 million in the second quarter of 2007, an increase of £0.7 million compared to the second quarter of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

CL Europe Q2 Results
CL Europe reported revenue for the second quarter of 2007 of $15.7 million, an increase of $1.3 million compared to the second quarter of 2006. The increase in revenue was primarily due to the increase in revenue in the Netherlands from the January windstorms and the strengthening of the European Monetary Union euro against the Canadian dollar, relative to the second quarter of 2006. In local currency, revenue from operations in Europe was €10.6 million for the second quarter of 2007, an increase of €0.4 million compared to the second quarter of 2006.

The operations in Europe reported EBITDA of $0.5 million for the second quarter of 2007, an increase of $0.4 million compared to the second quarter of 2006. In local currency, EBITDA was €0.1 million in the second quarter of 2007, an increase of €0.2 million compared to the second quarter of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above and expense savings from restructuring efforts undertaken in 2006.

CL International Q2 Results
CL International reported revenue for the second quarter of 2007 of $13.6 million, an increase of $1.7 million compared to the second quarter of 2006. The increase in reported revenue was primarily due to the strengthening of the United Kingdom pound against the Canadian dollar relative to the second quarter of 2006. In local currency, revenue from the International operations was £6.2 million for the second quarter of 2007, an increase of £0.4 million compared to the second quarter of 2006.

International operations reported EBITDA of $1.7 million for the second quarter of 2007, a decrease of $0.1 million compared to the second quarter of 2006. In local currency, EBITDA was £0.8 million in the second quarter of 2007, a decrease of £0.1 million compared to the second quarter of 2006.

Corporate Q2 Results
Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortisation. Corporate EBITDA was ($0.8) million for the second quarter of 2007 compared to EBITDA of ($1.6) million in the second quarter of 2006. The increase in EBITDA was primarily due to foreign exchange gains in the second quarter of 2007.

SUMMARY OF QUARTERLY RESULTS
(Unaudited)

(in $000s, except per share data)	**Second Quarter 2007**	First Quarter 2007	Fourth Quarter 2006	Third Quarter 2006
Revenue				
Canada	**13,203**	13,700	12,285	13,187
United States	**13,784**	15,145	13,615	14,901
United Kingdom	**55,188**	58,887	58,256	49,303
Europe	**15,675**	15,363	16,847	13,030
International	**13,581**	13,675	13,487	12,967
Total Revenue	**111,431**	116,770	114,490	103,388
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)				
Canada	**633**	748	282	508
United States	**284**	901	(174)	1,013
United Kingdom	**4,422**	4,443	8,160	4,043
Europe	**480**	(185)	1,245	(825)
International	**1,691**	1,774	1,909	1,946
Corporate	**(781)**	(1,691)	(1,421)	(1,322)
Total EBITDA	**6,729**	5,990	10,001	5,363
Net earnings (loss)				
Canada	**593**	713	207	451
United States	**207**	836	(195)	939
United Kingdom	**2,688**	2,830	4,842	2,266
Europe	**139**	1,093	448	(950)
International	**1,016**	1,265	1,554	1,405
Corporate	**(3,058)**	(4,233)	(6,302)	(5,245)
Total net earnings (loss)	**1,585**	2,504	554	(1,134)
Net earnings (loss) per share	**0.07**	0.11	0.03	(0.05)
Total shares outstanding (000)	**22,093**	22,093	22,093	22,093
Weighted average shares (000)	**22,021**	22,021	22,020	22,014

SUMMARY OF QUARTERLY RESULTS
(Unaudited)

(in $000s, except per share data)	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005
Revenue				
Canada	13,765	14,046	13,342	14,056
United States	14,898	17,540	20,061	13,528
United Kingdom	44,248	45,245	50,165	48,572
Europe	14,392	14,373	16,935	14,710
International	11,883	12,695	13,461	10,661
Total Revenue	99,186	103,899	113,964	101,527
Earnings before interest, taxes, depreciation, and amortisation (EBITDA)				
Canada	(34)	94	266	755
United States	729	1,383	1,311	529
United Kingdom	2,666	2,869	9,358	5,636
Europe	88	298	(70)	(156)
International	1,826	2,577	745	1,144
Corporate	(1,556)	(1,565)	(1,566)	(2,390)
Total EBITDA	3,719	5,656	10,044	5,518
Net earnings (loss)				
Canada	(92)	33	103	406
United States	5,472	1,126	1,066	353
United Kingdom	1,274	1,420	5,865	3,407
Europe	(138)	(45)	(390)	(472)
International	1,327	1,640	195	1,216
Corporate	(5,693)	(5,701)	591	(6,393)
Total net earnings (loss)	2,150	(1,527)	7,430	(1,483)
Net earnings (loss) per share	0.10	(0.07)	0.34	(0.09)
Total shares outstanding (000)	22,093	22,093	22,093	22,093
Weighted average shares (000)	21,992	21,960	21,875	16,587

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. Typically, our revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

RESULTS OF OPERATIONS YEAR-TO-DATE

Consolidated Results YTD

Our total revenue for the first six months of 2007 was $228.2 million, an increase of $25.1 million compared to $203.1 million of revenue for the first six months of 2006. International operations and operations in Europe and the United Kingdom reported an increase in revenue compared to the first six months of 2006. However, our operations in Canada and the United States reported a decrease in revenue compared to the first six months of 2006.

EBITDA for the first six months of 2007 was $12.7 million (5.6% of revenue), an increase of $3.3 million from EBITDA of $9.4 million (4.6% of revenue) for the first six months of 2006. Our operations in Canada and the United Kingdom reported increases in EBITDA compared to the first six months of 2006. This was partially offset by a decrease in EBITDA as reported by our International operations and operations in Europe and the United States. Corporate costs decreased compared to the first six months of 2006. In general, the increase in EBITDA was primarily due to the increase in revenue in our operations in the United Kingdom and cost reductions undertaken by CL Canada in the latter half of 2006.

Net earnings for the first six months of 2007 were $4.1 million ($0.19 per share) compared to $0.6 million ($0.03 per share) for the first six months of 2006. The difference between EBITDA and net earnings is due to any profit (loss) on disposal of fixed assets, interest expense, provision for income taxes, depreciation and amortisation expense, and any disposal of business segments.

Our net earnings for the first six months of 2007 included an after-tax profit of $1.7 million ($2.4 million pre-tax) from the sale of our European headquarters building in Amsterdam.

Total interest expense for the first six months of 2007 was $8.7 million, $0.1 million more than interest expense of $8.6 million for the first six months of 2006. Total interest expense for the first six months of 2007 included $4.4 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $4.3 million of interest expense for the first six months of 2007 consisted of $3.9 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.4 million interest on operating lines and other credit facilities.

An income tax recovery of $0.1 million was recorded in the first six months of 2007 compared to $2.3 million in the first six months of 2006. The income tax recovery for the first six months of 2007 included an income tax recovery of $3.3 million (£1.5 million) arising from tax-deductible Corporate foreign exchange losses. The income tax recovery for the first six months of 2006 included an income tax recovery of $4.8 million (U.S.$4.3 million) arising from the recording of a tax asset by our operations in the United States.

CL Canada Results YTD

CL Canada reported revenue for the first six months of 2007 of $26.9 million, a decrease of $0.9 million compared to the first six months of 2006. CL Canada reported decreased revenue in their ENVIRONMENTAL SOLUTIONS® Remediation Services (ESRS) division due to mild weather conditions as well as decreased revenue in their call centre division. These decreases in revenue were partially offset by an increase in revenue in their claims adjusting business.

The operations in Canada reported EBITDA of $1.4 million in the first six months of 2007, an increase of $1.3 million compared to the first six months of 2006. The increase in EBITDA was primarily due to reduced expenses as a result of cost cutting measures taken in the latter part of 2006, including investments in technology.

CL US Results YTD

CL US reported revenue for the first six months of 2007 of $28.9 million, a decrease of $3.5 million compared to the first six months of 2006. In local currency, revenue from operations in the United States was U.S.$25.5 million for the first six months of 2007, a decrease of $3.0 million compared to the same period in 2006. The decrease in revenue was primarily attributable to a mild spring storm season in 2007 and the first six months of 2006 benefiting from increased claims volume from the 2005 hurricanes.

The operations in the United States reported EBITDA of $1.2 million in the first six months of 2007, a decrease of $0.9 million compared to the first six months of 2006. In local currency, EBITDA was U.S.$1.0 million in the first six months of 2007, a decrease of $0.7 million compared to the first six months of 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above.

CL United Kingdom Results YTD

CL United Kingdom reported revenue for the first six months of 2007 of $114.1 million, an increase of $24.6 million compared to the first six months of 2006. In local currency, revenue from operations in the United Kingdom was £51.0 million for the

first six months of 2007, an increase of £7.1 million compared to the first six months of 2006. The increase in revenue was primarily due to increased claims volumes from their core business and the January 2007 windstorms, as well as the strengthening of the United Kingdom pound against the Canadian dollar relative to the first six months of 2006.

The operations in the United Kingdom reported EBITDA of $8.9 million for the first six months of 2007, an increase of $3.3 million compared to the first six months of 2006. In local currency, EBITDA was £4.0 million in the first six months of 2007, an increase of £1.3 million compared to the first six months of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

CL Europe Results YTD

CL Europe reported revenue for the first six months of 2007 of $31.0 million, an increase of $2.3 million compared to the first six months of 2006. The increase in revenue was primarily due to the strengthening of the European Monetary Union euro against the Canadian dollar relative to the first six months of 2006. In local currency, revenue from operations in Europe was €20.6 million for the first six months of 2007, an increase of €0.1 million compared to the first six months of 2006.

The operations in Europe reported EBITDA of $0.3 million for the first six months of 2007, a decrease of $0.1 million compared to the first six months of 2006. In local currency, EBITDA was €0.2 million in the first six months of 2007, a decrease of €0.1 million compared to the first six months of 2006.

CL International Results YTD

CL International reported revenue for the first six months of 2007 of $27.3 million, an increase of $2.7 million compared to the first six months of 2006. The increase in revenue was primarily due to the strengthening of the United Kingdom pound against the Canadian dollar relative to the first six months of 2006. In local currency, revenue from the International operations was £12.2 million for the first six months of 2007, an increase of £0.1 million compared to the first six months of 2006.

International operations reported EBITDA of $3.5 million for the first six months of 2007, a decrease of $0.9 million compared to the first six months of 2006. In local currency, EBITDA was £1.6 million in the first six months of 2007, a decrease of £0.6 million compared to the first six months of 2006. The decrease in EBITDA was primarily related to the increased profit from storm claims in the first six months of 2006.

Corporate Results YTD

Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortisation. Corporate EBITDA was ($2.5) million for the first six months of 2007 compared to EBITDA of ($3.1) million in the first six months of 2006. The increase in EBITDA was primarily due to foreign exchange gains in the first six months of 2007.

CASH FLOW AND LIQUIDITY

Analysis of Liquidity

Our principal source of liquidity is our operating cash flow. Weather-related events have a significant impact on our working capital and operating cash flow. The majority of our expenses are related to the cost of compensation and benefits of our professionals and fixed overhead costs. A significant weather-related event would increase accounts receivable and claims in process over the short and medium-term, thus utilising working capital. As the claims associated with a particular weather-related event are closed, or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and cash flow increases.

Our operating activities used more cash during the second quarter of 2007 than they did in the second quarter of 2006. Cash used in operating activities was $6.3 million in the second quarter of 2007 compared to $2.8 million in the second quarter of 2006. The $3.5 million decrease in cash from continuing operations was due to a $7.6 million unfavourable working capital movement and a $0.6 million reduction in net earnings, offset by a $4.7 million increase in items not affecting cash.

Year-to-date, we used more cash in our operating activities during the first six months of 2007 than we did in the first six months of 2006. Cash used in operating activities was $16.8 million in the first six months of 2007 compared to $10.3 million in the first six months of 2006. The $6.5 million decrease in cash from continuing operations was due to a $12.9 million unfavourable working capital movement offset by a $3.5 million increase in net earnings and a $2.9 million increase in items not affecting cash.

During the second quarter of 2007, we borrowed $3.1 million from our parent company, Fairfax Financial Holdings Limited ("Fairfax") and an additional $1.0 million from Fairfax in July 2007 for operating purposes. We may require additional funds from Fairfax during the remainder of 2007 for operating purposes.

We are actively reviewing options and alternatives to improve our cash flow. Our cash position could be improved by increasing our earnings as a result of investments we have made to grow our business, better management of our working capital, and other operating improvements.

We have approximately $198 million of debt that will mature in 2008. We are reviewing various options with respect to our maturing debt, including refinancing the debt. Fairfax is fully supporting our efforts in this regard.

Accounts receivable at June 30, 2007 decreased by $11.8 million compared to December 31, 2006, to $81.4 million. The decrease was primarily due to the receipt of approximately $7.6 million from Fairfax in respect of costs related to our United States third party claims administration business (the "United States TPA Business"), and a decrease of $3.6 million in operations in Europe. The decrease in operations in Europe is due to improved collections, increased bad debt allowances, and the strengthening of the Canadian dollar against the European Monetary Union euro from December 31, 2006 to June 30, 2007.

Claims in process at June 30, 2007 were $72.4 million, an increase of $2.6 million compared to December 31, 2006. The increase was primarily due to increased claims volumes in operations in Canada.

Accounts payable and accrued liabilities at June 30, 2007 decreased by $10.3 million compared to December 31, 2006 to $67.1 million. The decrease was primarily due to the payment of accrued bonuses and the strengthening of the Canadian dollar against the European Monetary Union euro, the United Kingdom pound, and the United States dollar from December 31, 2006 to June 30, 2007.

Income taxes payable at June 30, 2007 were $1.5 million, a decrease of $5.8 million compared to December 31, 2006. The decrease was primarily due to our United Kingdom subsidiaries making tax instalment payments totalling $5.3 million to Fairfax.

Deferred revenue at June 30, 2007 decreased by $2.9 million compared to December 31, 2006 to $25.1 million. The decrease was primarily due to the strengthening of the Canadian dollar against the United Kingdom pound from December 31, 2006 to June 30, 2007.

Cash Used in Operating Activities

	For the three months ended		*For the six months ended*	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
($000s)				
Canada	**(933)**	(251)	**(1,507)**	(798)
United States	**(461)**	364	**169**	937
United Kingdom	**4,845**	5,554	**(1,826)**	3,742
Europe	**(38)**	(629)	**(1,130)**	(1,849)
International	**(1,508)**	(676)	**(2,011)**	(61)
Corporate and financing costs	**(8,158)**	(7,150)	**(10,537)**	(12,257)
	(6,253)	(2,788)	**(16,842)**	(10,286)

CL Canada Operating Cash Flow

The $0.7 million decrease in cash flow from operations in Canada for the second quarter was primarily due to a $0.9 million unfavourable movement in accounts payable and a $0.4 million unfavourable movement in claims in process. This was partially offset by a $0.7 million improvement in earnings. The unfavourable movement in accounts payable was primarily due to the payment of accrued bonuses. The unfavourable movement in claims in process was primarily due to increased claims volumes.

The $0.7 million decrease in year-to-date cash flow from operations in Canada was primarily due to a $0.8 million unfavourable movement in accounts payable, a $0.8 million unfavourable movement in accounts receivable, and a $0.4 million unfavourable movement in claims in process. This was partially offset by a $1.4 million improvement in earnings. The unfavourable movement in accounts payable was primarily due increased contractor payments in the ESRS operations.
The unfavourable movement in accounts receivable was primarily due to timing differences in collections of accounts receivable balances. The unfavourable movement in claims in process was primarily due to increased claims volumes.

CL US Operating Cash Flow
The $0.8 million decrease in cash flow from operations in the United States for the second quarter was primarily due to a $0.5 million reduction in earnings, excluding the tax asset of $4.8 million (U.S.$4.3 million) recorded in the second quarter of 2006.

The $0.8 million decrease in year-to-date cash flow from operations in the United States was primarily due to a $0.8 million reduction in earnings (excluding the tax asset of $4.8 million (U.S.$4.3 million) recorded in the second quarter of 2006) and a $0.8 million unfavourable movement in claims in process. This was partially offset by a $1.0 million favourable movement in accounts receivable. The unfavourable movement in claims in process was primarily due to increased claims volumes. The favourable movement in accounts receivable was primarily due to the collection of outstanding receivable balances.

CL United Kingdom Operating Cash Flow
The $0.7 million decrease in cash flow from operations in the United Kingdom for the second quarter was primarily due to a $2.8 million unfavourable movement in accounts receivable, a $1.3 million unfavourable movement in claims in process, and a $0.7 million unfavourable movement in income taxes payable. This was partially offset by a $2.3 million favourable movement in accounts payable and a $1.4 million improvement in earnings. The unfavourable movements in accounts receivable and claims in process were primarily due to the January 2007 windstorms and increased claims volumes from their core business. The unfavourable movement in income taxes was primarily due to making tax instalment payments. The favourable movement in accounts payable was primarily due to the January 2007 windstorms and increased claims volumes from their core business.

The $5.6 million decrease in year-to-date cash flow from operations in the United Kingdom was primarily due to a $5.1 million unfavourable movement in claims in process, a $3.7 million unfavourable movement in accounts receivable, and a $2.6 million unfavourable movement in income taxes. This was partially offset by a $2.8 million improvement in earnings, a $2.0 million favourable movement in accounts payable, and a $0.8 million favourable movement in prepaid expenses. The unfavourable movement in claims in process and accounts receivable were primarily due to the January 2007 windstorms and increased claims volumes from their core business. The unfavourable movement in income taxes was primarily due to making tax instalment payments. The favourable movement in accounts payable was primarily due to the January 2007 windstorms and increased claims volumes from their core business. The favourable movement in prepaid expenses was primarily due to the timing of insurance premium payments.

CL Europe Operating Cash Flow
The $0.6 million improvement in cash flow from operations in Europe for the second quarter was primarily due to a $2.2 million favourable movement in accounts receivable and a $0.3 million improvement in earnings. This was partially offset by a $0.9 million unfavourable movement in accounts payable, a $0.5 million unfavourable movement in claims in process, and a $0.5 million unfavourable movement in prepaid expenses. The favourable movement in accounts receivable was primarily due to improved collections and increased bad debt allowances. The unfavourable movement in accounts payable was primarily due to the payment of severance costs. The unfavourable movement in claims in process was primarily due to increased claims volumes. The unfavourable movement in prepaid expenses was primarily due to the timing of insurance premium payments.

The $0.7 million improvement in year-to-date cash flow from operations in Europe was primarily due to a $4.1 million favourable movement in accounts receivable, a $1.4 million improvement in earnings, and a $1.1 million favourable movement in income taxes. This was partially offset by a $2.6 million unfavourable movement in accounts payable, a $2.4 million decrease in non-cash items (profit on sale of building), and a $0.5 million unfavourable movement in claims in process. The favourable movement in accounts receivable was primarily due to improved collections and increased bad debt allowances. The favourable movement in income taxes was primarily due to the increase in income tax expense. The unfavourable movement in accounts payable was primarily due to the payment of severance costs. The unfavourable movement in claims in process was primarily due to increased claims volumes.

CL International Operating Cash Flow
The $0.8 million decrease in cash flow from International operations for the second quarter was primarily due to a $1.5 million unfavourable movement in claims in process and a $0.3 million reduction in earnings. This was partially offset by a $0.6 million favourable movement in accounts payable and a $0.3 million favourable movement in accounts receivable. The unfavourable movement in claims in process was primarily due to increased claims volumes. The favourable movement in accounts payable was primarily due to increased claims volumes. The favourable movement in accounts receivable was primarily due to improved collections.

The $2.0 million year-to-date decrease in cash flow from International operations was primarily due to a $2.8 million unfavourable movement in claims in process, a $1.8 million unfavourable movement in income taxes payable, and a $0.7 million reduction in earnings. This was partially offset by a $1.7 million favourable movement in accounts receivable and a

$1.7 million favourable movement in accounts payable. The unfavourable movement in claims in process was primarily due to increased claims volumes. The unfavourable movement in income taxes was primarily due to making tax instalment payments. The favourable movement in accounts receivable was primarily due to improved collections. The favourable movement in accounts payable was primarily due to increased claims volumes.

Corporate Operating Cash Flow
The $1.0 million decrease in Corporate cash flow for the second quarter was primarily due to a $2.6 million reduction in after-tax expenses and a $0.6 million favourable movement in prepaid expenses. This was partially offset by a $1.9 million unfavourable movement in accounts payable and a $2.3 million unfavourable movement in income taxes payable. The favourable movement in prepaid expenses was primarily due to the timing of insurance premium payments. The unfavourable movement in accounts payable was primarily due to the payment of severance costs and insurance premiums in the second quarter of 2007, as well as a decrease in annual insurance premiums. The unfavourable movement in income taxes payable is primarily due to the second quarter of 2007 including an income tax recovery arising from tax-deductible Corporate foreign exchange losses.

The $1.7 million year-to-date improvement in Corporate cash flow was primarily due to a $4.1 million reduction in after-tax expenses, a $1.3 million favourable movement in accounts payable, and a $0.6 million favourable movement in prepaid expenses. This was partially offset by a $4.2 million unfavourable movement in income taxes payable. The favourable movement in accounts payable was primarily due to insurance premiums for the period June 1, 2006 to May 31, 2007 still being outstanding as at June 30, 2007. The favourable movement in prepaid expenses was primarily due to the timing of insurance premium payments. The unfavourable movement in income taxes payable is primarily due to the first six months of 2007 including an income tax recovery of $3.3 million (£1.5 million) arising from tax-deductible Corporate foreign exchange losses.

Investing Activities
Cash used in business acquisitions of $0.3 million in the second quarter of 2006 related to the payment of the deferred consideration in respect of the acquisition of Cunningham Lindsey De Maare and the acquisition of the remaining shares in Cunningham Lindsey Adams.

Cash used in business acquisitions in the first six months of 2006 included an additional $0.7 million in respect of the acquisition of Courtille SCRP in France.

Investment in property and equipment was $1.3 million in the second quarter of 2007 compared to $1.6 million in the second quarter of 2006. The $0.3 million net decrease in capital expenditure was primarily due to a $0.7 million reduction in operations in the United Kingdom, partially offset by $0.4 million of additional expenditure in operations in Europe. The reduction in capital expenditure in operations in the United Kingdom and the additional expenditure in operations in Europe were both in respect of equipment.

Investment in property and equipment was $2.4 million in the first six months of 2007 compared to $2.8 million in the first six months of 2006. The $0.4 million net decrease in capital expenditure was primarily due to a $0.8 million reduction in operations in the United Kingdom, partially offset by $0.6 million of additional expenditure in operations in Europe. The reduction in capital expenditure in operations in the United Kingdom and the additional expenditure in operations in Europe were both in respect of equipment.

Proceeds from the sale of assets held for sale of $3.3 million in the first quarter of 2007 was due to the sale of our European headquarters building in Amsterdam.

Cash inflows from other assets were $0.7 million in the second quarter of 2007 and $1.5 million in the first six months of 2007. The second quarter and year-to-date cash inflows were primarily due to the receipt of insurance proceeds in our operations in the United States.

Cash inflows from discontinued operations were $1.3 million in the second quarter of 2007. The net inflows were primarily due to receipts of approximately $1.9 million from Fairfax for costs related to the United States TPA Business, partially offset by payments of liabilities.

Cash inflows from discontinued operations were $5.1 million in the first six months of 2007. The net inflows were primarily due to receipts of approximately $7.6 million from Fairfax for costs related to the United States TPA Business, partially offset by payments of liabilities.

Financing Activities
During the second quarter of 2007, we borrowed $3.1 million from Fairfax. During the second quarter of 2006, we borrowed $4.0 million from Fairfax. We borrowed an additional $1.0 million from Fairfax in July, 2007. The proceeds of the loans were used for operating purposes.

Credit Facilities and Indebtedness
Net debt (defined as total long-term debt, bank indebtedness and other loans, less cash) as at June 30, 2007 was $207.2 million compared to $198.4 million at December 31, 2006. The increase in net debt was to fund operating cash flow.

We have approximately $198 million of debt that will mature in 2008. We are reviewing various options with respect to our maturing debt, including refinancing the debt. Fairfax is fully supporting our efforts in this regard.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility is $72.8 million and bears interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%.

The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension is due as follows: one quarter of such fee on February 28, 2007, one quarter of such fee on June 30, 2007, and the remaining half of such fee on September 30, 2007, provided that on each such date, CL Canada has not repaid the facility. CL Canada paid one quarter of the commitment fee related to the further extension on February 28, 2007 and another quarter of the commitment fee related to the further extension on June 30, 2007.

The facility may be repaid at any time, but is permanently reduced by the amount of any repayment. As at June 30, 2007, none of the principal amount had been repaid. We have guaranteed the loan, as have several of our subsidiaries.

Under the terms of the facility, we must meet certain financial covenants regarding a debt to free cash flow ratio, a debt to equity ratio, maintenance of a minimum level of equity, and a cap on capital expenditures. The senior lender may declare an event of default if we do not comply with any of the financial covenants and do not cure the default within three business days of the earlier of the lender giving notice of the default or us becoming aware of the default. Fairfax has agreed to provide us with necessary financing to permit us to meet our obligations under the facility. See "Transactions with Related Parties" in this MD&A.

On June 14, 2007 and July 3, 2007, we borrowed $3.1 million and $1.0 million respectively from Fairfax. As at August 2, 2007, we owed $8.1 million to Fairfax. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility.

As at June 30, 2007, our subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $19.0 million. Bank indebtedness as at June 30, 2007 was $9.8 million primarily consisting of drawn lines. The demand facilities are for general corporate needs of the individual operating subsidiaries and are not intended to be available for use by Cunningham Lindsey Group Inc.

Bank indebtedness at June 30, 2007 increased $3.2 million as compared to December 31, 2006, and cash of $7.5 million at June 30, 2007 decreased $3.0 million as compared to December 31, 2006. The decrease in net cash was primarily due to unfavourable working capital movements.

Contractual Obligations
As at December 31, 2006, we had contractual obligations to make future payments related to long-term debt, leased premises, automobiles and equipment as shown in the table below. Other than our $125 million 7% unsecured Series "B" debentures being reported under current portion of long-term debt, no material change in these contractual obligations has occurred during the second quarter and first six months of 2007 that are outside the ordinary course of our business.

($000s)	Long Term Debt	Lease	Total
2007	214	31,765	31,979
2008	125,155	25,182	150,337
2009	112	17,611	17,723
2010	50	11,459	11,509
2011	16	8,010	8,026
Thereafter	15	18,325	18,340
	125,562	112,352	237,914

Long-term liabilities, excluding long-term debt, comprised future income taxes, future benefits for employees, and other liabilities. These totalled $0.7 million, $1.6 million and $7.8 million, respectively, at June 30, 2007. Other liabilities consist primarily of accrued costs related to the disposal of the United States TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries. Other liabilities decreased by $1.3 million compared to December 31, 2006. The decrease was primarily in operations in the United States and was due to the payment of third party liabilities related to the sale of the United States TPA Business.

Capitalization
Shareholders' equity decreased to $89.1 million at June 30, 2007 from $104.9 million at December 31, 2006. This was primarily due to a negative movement in the accumulated other comprehensive income account of $19.9 million, partially offset by earnings of $4.1 million in the first six months of 2007. The decrease in the accumulated other comprehensive income account related to unrealised losses on the translation of the assets and liabilities of our foreign operations. The unrealised losses were primarily as a result of the strengthening of the Canadian dollar relative to the United Kingdom pound and the United States dollar from December 31, 2006 to June 30, 2007.

Payments from Subsidiaries
As a holding company, Cunningham Lindsey Group Inc.'s ability to meet its financial obligations is dependent upon the receipt of interest and principal payments on inter-company funding, management fees, proceeds from the sale of assets, cash dividends and other payments from subsidiaries, together with proceeds raised by it through the issuance of equity and debt securities.

All of Cunningham Lindsey Group Inc.'s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to Cunningham Lindsey Group Inc. whether by dividends, interest payments, loans, advances, or other payments, except for management fees and other invoiced transactions that are subject to payment terms. In addition, the payment of dividends and the making of loans, advances and other payments to Cunningham Lindsey Group Inc. by its subsidiaries are subject to limitations, including contractual restrictions, the earnings of its subsidiaries, and various business considerations specific to its subsidiaries.

TRANSACTIONS WITH RELATED PARTIES
In connection with the $72.8 million non-revolving term facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility, including the one-year extension, but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

On May 31, 2006, June 15, 2006, June 14, 2007 and July 3, 2007, we borrowed $2.0 million, $2.0 million, $3.1 million, and $1.0 million respectively, (total $8.1 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bear interest at a rate of 7% per annum and are subject to the terms of a subordination and postponement agreement. Pursuant to this agreement, the loans from Fairfax are subordinate to our $72.8 million term facility. Interest expensed and paid on borrowings from Fairfax during the second quarter of 2007 was $0.1 million (2006: $nil). Year-to-date interest expensed and paid on borrowings from Fairfax was $0.1 million for 2007 (2006: $nil).

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During the second quarter of 2007, we paid $0.1 million (2006: $0.1 million) to Fairfax in respect of management fees under that service agreement. Year-to-date, we paid $0.1 million (2006: $0.1 million) to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax agreed to reimburse us for $0.9 million (2006: $nil) of the costs related to the sale of the United States TPA Business during the second quarter of 2007.

Year-to-date, Fairfax has agreed to reimburse us for $1.3 million (2006: $0.4 million) of the costs related to the sale of the United States TPA Business. On February 13, 2007 and on June 14, 2007, Fairfax paid approximately $5.7 million and $1.9 million, respectively, to us in respect of costs related to the United States TPA Business. As at June 30, 2007, $0.9 million is included within other accounts receivable in respect of our estimate of amounts recoverable from Fairfax for reimbursement of costs.

Fairfax owns more than 75% of the total number of all of our outstanding shares, which allows it to include our United Kingdom subsidiaries in its group tax return filings in the United Kingdom. For the three months ended June 30, 2007, we made tax instalment payments totalling $2.2 million related to 2006 (2006: $0.6 million related to 2005) to Fairfax. Year-to-date, we made tax instalment payments totalling $5.3 million (2006: $0.6 million) to Fairfax. Of this amount, $4.7 million related to 2006 (2006: $0.6 million related to 2005) and $0.6 related to 2005 (2006: $nil related to 2004). In the first quarter of 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We provide certain services, including claims adjusting and claims management services, in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control in the second quarter of 2007 was $3.1 million (2006: $3.0 million). Year-to-date, revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control was $6.4 million (2006: $6.0 million).

Companies under Fairfax's control provide us with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.1 million (2006: $0.1 million) in the second quarter of 2007. Year-to-date, costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.3 million (2006: $nil). Year-to-date, costs incurred for taxation services and file storage and destruction services provided in the normal course of business by companies Fairfax's control were $0.1 million (2006: $nil).

At June 30, 2007, we owed Fairfax $2.0 million (2006: $1.2 million) for participation in an insurance program arranged by Fairfax with third-party carriers. The insurance program is for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage. Of this amount, $1.2 million (2006: $1.2 million) is for claims made in the period June 1, 2006 to May 31, 2007, and $0.8 million (2006: $nil) is for claims made in the period June 1, 2007 to May 31, 2008.

SHARE DATA

As at August 2, 2007, the Company had 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived therefrom, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets, and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i) Goodwill impairment testing

Goodwill represents $211.8 million (52%) of the assets on our consolidated balance sheet as at June 30, 2007. Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of goodwill in the reporting unit is compared to its book value. If the fair value of the goodwill in the reporting unit is less than its book value, a goodwill impairment loss is recognized as the excess of the book value of the goodwill over the fair value of the goodwill.

We estimate the fair value of each of our operations using discounted expected future cash flows, which requires us to make a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations. The expected future cash flow information is provided by each operation as part of our annual budgeting process. Given the variability of the expected future cash flow information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the expected future cash flow information is based on the long-term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

To the extent that the determination of discounted expected future cash flows indicate a possible impairment of goodwill, any impairment recognized could have a materially adverse effect on our financial condition and results of operations. While not impacting the statement of cash flows, a goodwill impairment loss would reduce the carrying value of goodwill on our balance sheet and would reduce net earnings or increase net loss. A significant goodwill impairment loss could reduce our shareholders' equity to the extent that we would no longer comply with certain covenants under our unsecured, non-revolving term facility owing by CL Canada. For a more complete discussion, see "Cash Flow and Liquidity" in this MD&A.

As at June 30, 2007, the goodwill in the United Kingdom is $164.0 million, or 77% of the total goodwill on our consolidated balance sheet. For the year ended December 31, 2006, our evaluation of goodwill indicated that the fair value of the operations in the United Kingdom were sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate. The operations in the United Kingdom expect improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is sensitive to those future cash flows as well as changes to estimated growth rates and cost of capital. Any significant variance in actual performance from the business plans could result in a material impairment of part of the goodwill book value in future periods.

For the purpose of our 2006 annual impairment testing, our operations in the United Kingdom were valued at a range of $178 million to $286 million, and compared to the book value of the goodwill. No impairment was indicated.

(ii) Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We have significant future income tax assets in the United States and Canada against which each operation has recorded a valuation allowance.

Based on the continued strong performance in our operations in the United States, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in the second quarter of 2006 in our operations in the United States. The operations in the United States have available additional net operating losses of approximately U.S.$57.9 million, representing a potential additional future tax asset of approximately U.S.$23.2 million.

If circumstances change regarding the projected profitability of the operations in the United States and Canada, the valuation allowance in the relevant operation could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

(iii) Claims in Process

We record our inventory of claims in process at their estimated net realizable value at the period end. The change in estimated net realizable value from the prior period is recorded as an increase or decrease to revenue in the current period. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realizable value of claims in process as at June 30, 2007 of $72.4 million, compared to $69.8 million as at December 31, 2006, is primarily calculated based on the number of claims outstanding at the period end, the average revenue per claim for each period, and an estimate of the average percentage-of-completion for the claims outstanding at the period end. The percentage-of-completion estimates are based on previous years' experience and our understanding of estimates used within the industry. The estimated net realizable value of claims in certain operations is calculated based on unbilled hours and billing rates. The value of claims in process is particularly sensitive to the assumption of the average percentage completed of our portfolio of claims at any time. We evaluate these percentages to ensure there have been no significant changes in our claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

***CHANGE IN ACCOUNTING POLICIES**

We have adopted the following Canadian Institute of Chartered Accountants guidelines effective for our first six months commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. We do not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, we reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on our interim consolidated statement of earnings.